

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Paul J. Salem
Chairman of the Board
Skydeck Acquisition Corp.
225 Dyer Street, 2nd Floor
Providence, RI 02903

>   **Re: Skydeck Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed March 16, 2021**
>   **File No. 333-254347**

Dear Mr. Salem:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 69

1.   You state that an affiliate of your sponsor has agreed to provide members of your management team with office space, secretarial and administrative services at no cost, but we note that you have allocated $240,000 of the net proceeds to be used for office space, administrative and support services. Please clarify.

Principal Shareholders, page 117

2.   Please disclose all persons who share voting or investment power over the company's shares held by the sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christian Nagler